SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(b)

(Amendment No.      )1

THE HAVANA GROUP, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

419209-10-1

(CUSIP Number)

August 4, 2000

(Date of Event Which Requires Filing of this Statement)

        Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

Rule 13d-1(b)        [ ]
Rule 13d-1(c)        [x]
Rule 13d-1(d)        [ ]

        1 The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

        The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G

CUSIP NO. 419209-10-1

1. NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

JERALD E. CHRISTENSEN

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [ ] (b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5. SOLE VOTING POWER-

0

6. SHARED VOTING POWER-

225,000

7. SOLE DISPOSITIVE POWER-

0

8. SHARED DISPOSITIVE POWER-

225,000

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

225,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

[ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

7.9%

12. TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13G

CUSIP NO. 419209-10-1

1. NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

LINDA L. CHRISTENSEN

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) [X] (b) [ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

5. SOLE VOTING POWER-

0

6. SHARED VOTING POWER-

225,000

7. SOLE DISPOSITIVE POWER-

0

8. SHARED DISPOSITIVE POWER-

225,000

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

225,000

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

[ ]

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

7.9%

12. TYPE OF REPORTING PERSON*

IN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1(a).
Name of Issuer

THE HAVANA GROUP, INC.

Item 1(b).
Address of Issuer’s Principal Executive Offices

5701 Mayfair Road, North Canton, OH 44702

Item 2(a).
Name of Person Filing

JERALD E. CHRISTENSEN AND LINDA L. CHRISTENSEN

Item 2(b).
Address of Principal Business Office, or, if None, Residence

1300 North Glenview Drive, Fullerton, CA, 92835

Item 2(c).
Citizenship

U.S.A.

Item 2(d).
Title of Class of Securities

Common Stock

Item 2(e).
CUSIP Number

419209-10-1

Item 3.
If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a: Not Applicable

  [ ] Broker or dealer registered under Section 15 of the Exchange Act;
  [ ] Bank as defined in Section 3(a)(6) of the Exchange Act;
  [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act;
  [ ] Investment company registered under Section 8 of the Investment Company Act;
  [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
  [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
  [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
  [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
  [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
  [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.
Ownership

  Amount Beneficially Owned: 225,000*

  *Jerald E. Christensen and his spouse, Linda L. Christensen, each hold 112,500 shares, for an aggregate of 225,000 shares.

  Percent of Class: 7.9%

  Number of shares as to which such person has:

  sole power to vote or to direct the vote: 0
  shared power to vote or to direct the vote: 225,000
  sole power to dispose or to direct the disposition of: 0
  shared power to dispose or to direct the disposition of: 225,000

Item 5.
Ownership of Five Percent or Less of a Class

Not Applicable

Item 6.
Ownership of More Than Five Percent on Behalf of Another Person

Not Applicable

Item 7.
Identification and Clarification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8.
Identification and Classification of Members of the Group

Not Applicable

Item 9.
Notice of Dissolution of Group

Not Applicable

Item 10.
Certification

        By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose of effect.
SIGNATURES

        After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED: January 31, 2001
By: /s/ Jerald E. Christensen

Jerald E. Christensen

DATED: January 31, 2001
By: /s/ Linda L. Christensen

Linda L. Christensen